February 21, 2020

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Form 8-K
           Filed January 22, 2020
           File No. 000-30262

Dear Mr. Erickson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences